Exhibit 17.1
MORRIS C. AARON
4435 N. 44th Street
Phoenix, Arizona 85018
November 9, 2005
Douglas D. Burkett, Ph.D.
Chairman of the Board of Directors
Zila, Inc.
5227 North 7th Street
Phoenix, Arizona 85014-2800
Dear Doug:
     I have decided to tender my resignation as a member of the Board of Directors of Zila, Inc. effective as of today as my other business commitments do not leave sufficient time for me to continue as a member of the Zila board.
     This confirms that I do not have any disagreement with the Company on any matter relating to the Company’s operations, policies, practices, or any other matter.
     I have very much enjoyed my association with Zila, and I wish you and your team much success in the future.

Very truly yours,

/s/ Morris C. Aaron Morris C. Aaron